Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309-3053
January 3, 2006
VIA EDGAR
Larry Spirgel, Esq.
Assistant Director
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sprint Nextel Corporation (“Sprint Nextel”) Amendment No. 1 to Registration Statement on Form S-3 File No. 333-128940
Dear Mr. Spirgel:
     Reference is made to the letter, dated December 16, 2005, regarding comments by the Staff of the U. S. Securities and Exchange Commission with respect to the above-referenced registration statement on Form S-3. This letter repeats each of the comments in the Staff’s letter followed by responses prepared by management of Sprint Nextel Corporation together with its representatives.
     General
1.	We note your response to our prior comment two. We also note that the indentures require noteholder approval of the types of changes you propose and, therefore, distinguish the changes from those that may be so immaterial as to require only trustee approval. Please provide further analysis in your response letter as to why the proposed changes to the terms of the indentures, coupled with the noteholder vote, do not constitute the offer of a new security. Specifically address how the proposed amendments could adversely affect current noteholders, and explain why they do not constitute fundamental changes in the nature of the noteholders’ investment. Cite relevant authority for your position. In addition, provide your analysis of whether you would have an exemption from registration if the amendments to the indenture constitute an offer of a new security.
     ANSWER:

Larry Spirgel, Esq.
January 3, 2006

Overview of Provisions Relating to Amendments
     The indentures under which the notes of US Unwired, Inc. (“US Unwired”) were issued provide that, with few exceptions, US Unwired and the indenture trustee (the “Trustee”) may amend or supplement the terms of the indentures with the consent of holders of a majority in principal amount of the notes. Pursuant to Section 9.01 of each of the indentures, US Unwired and the Trustee may make certain immaterial or ministerial changes without the consent of any of the noteholders. The indentures provide that a limited number of changes to the economic and payment terms of the security (i.e., note) require the consent of all the holders affected by the proposed change. Section 9.02 of each of the indentures explicitly enumerates those limited circumstances, as follows:
•	changing the maturity of, the principal of, or any installment of interest on, any of the notes;

•	reducing the principal amount of, or premium, if any, or interest on any of the notes;

•	changing the place or currency of payment;

•	impairing the right to institute suit for enforcement of payment, subject to an exception;

•	reducing the percentage in aggregate principal amount of outstanding securities necessary to amend the indenture or waive provisions or defaults under the indenture;

•	releasing certain guarantors;

•	modifying these rights or rights authorizing recovery by the trustee in an event of default;

•	modifying any provision of or adding any provision to the indenture that would affect the contractual ranking of the notes in a manner that would adversely affect the noteholders; or

•	altering the redemption price or waiving a redemption payment.
     Each of the indentures specifically distinguishes between immaterial modifications, modifications that affect the contractual rights under the indentures and modifications that change the fundamental characteristics of the notes (i.e., the economic and payment terms, including the maturity, principal, interest rate, redemption provisions or priority of the notes). We believe this enumerated list of economic and payment terms that require approval of each holder of a note is indicative of the matters that noteholders believe are fundamental changes to the nature of the investment. We believe this view is further supported by the fact that the holders would not have agreed to permit amendment by majority consent to contractual terms which were fundamental to an investment decision.
     As illustrated by the discussion below, the Securities and Exchange Commission (“SEC”) has consistently taken no-action positions under Section 2(1) and 2(3) of the Securities Act of 1933, as amended (the “1933 Act”), with respect to consent solicitations regarding covenant

Larry Spirgel, Esq.
January 3, 2006

modifications that do not fundamentally alter a security. In this regard, the following is an expanded discussion of the proposed amendments and their impact on noteholders, and of the authority cited in our previous response.
The Proposed Amendments and Their Impact
     The first proposed amendment would eliminate transactions with Sprint Nextel and its subsidiaries from the definition of asset sales. The indentures (i) prohibit the transfer or sale of assets except for fair market value, (ii) require that at least 75% of the consideration be in the form of cash or cash equivalents and (iii) require that US Unwired, at its election, use the cash proceeds to repay indebtedness or acquire any other assets useful in US Unwired’s business. The most significant of these provisions is the requirement that US Unwired receive fair market value in return for any asset sale. Removal of this provision vis-à-vis Sprint Nextel and its subsidiaries has no impact on noteholders since Sprint Nextel and its subsidiaries continue to be subject to the restriction on transactions with affiliates, which requires such transactions to be on terms no less favorable than those obtainable from an unrelated party. Thus, the only changes that could potentially impact noteholders are the proposed amendments that would permit US Unwired to sell assets to us or any of our subsidiaries for non-cash as well as cash consideration and would not require that proceeds of asset sales (which may not be in cash) be applied to repayment of indebtedness or acquisition of assets that are useful in US Unwired’s business. To the extent cash proceeds are not obtained and deployed to purchase assets, noteholders could be adversely affected as US Unwired’s future revenues available to repay indebtedness could be lower; however, there is no assurance that asset acquisitions would result in increased revenues potentially available for payment of US Unwired’s obligations, including those under the notes. Further, to the extent the consideration is not deployed for asset acquisitions, the consideration would be available to satisfy US Unwired’s obligations under the notes as would any asset.
     The second proposed amendment would permit US Unwired to provide a parent guarantor’s financial statements in lieu of its own. In this regard, we note that under the Securities and Exchange Act of 1934, as amended (the “1934 Act”) US Unwired is no longer required to prepare and file any information with the SEC, including financial information. We believe this illustrates that receipt of such information was not deemed fundamental by Congress in adopting these laws. Section 314(a)(1) of the Trust Indenture Act of 1939, as amended (the “TIA”) requires that each issuer file copies of the reports it is required to file under the 1934 Act or, if not required to do so under the 1934 Act then, to file with the indenture trustee and the SEC, in accordance with rules prescribed by the SEC, such documents as may be required in respect of a registered security. The SEC has not adopted any regulations requiring the filing of any such documents under the TIA. We believe this is also indicative of the nonfundamental nature of a covenant to provide such information. We also believe that noteholders may find the parent financials more relevant where, as here, the parent has substantially greater assets and liquidity. In that regard, we note that on July 11, 2005, the date the acquisition of US Unwired was announced, the rating assigned to the notes improved from CCC- (the rating assigned August 24, 2004) to CCC- with a positive outlook. The acquisition closed on August 12, 2005 and the rating

Larry Spirgel, Esq.
January 3, 2006

was increased to BBB- (the lowest investment grade rating) on September 1, 2005 and was further increased to BBB- with a positive outlook on November 29, 2005.
     The third proposed amendment relates to transactions with US Unwired’s affiliates. Under the indentures, transactions with affiliates must be on terms no less favorable to US Unwired than those that would have been obtained in a comparable transaction with an unrelated person and the proposed amendment would not modify this requirement. We propose to amend the indentures in a limited fashion to eliminate the need for approval of transactions with affiliates by disinterested members of the board of directors of US Unwired and, in the case of transactions exceeding $10,000,000, a fairness opinion issued by a third party. While these amendments would remove some limited safeguards to assure compliance, the most significant requirement is satisfied, namely, that the transaction be no less favorable than a comparable third party transaction.
     We do not believe that the foregoing proposed amendments individually or collectively would be perceived fundamental by the noteholders. A comparison of these proposals to those which require unanimous noteholder consent illustrates the relative insignificance of the proposed changes from those for which the noteholders negotiated greater protection.
     We have been unable to find any precedent involving the same provisions as those proposed to be amended in the US Unwired indentures. However, in each of the situations described below, security holders were asked to vote on changes which appear to have the potential to be significantly more adverse than those proposed to the US Unwired noteholders.
Discussion
     We do not believe the proposed amendments to the US Unwired indentures would result in a sale (within the meaning of Section 2(3) of the 1933 Act, or Rule 145 promulgated thereunder) of a security within the meaning of Section 2(1) of the 1933 Act. Rule 145(a)(1) provides that a sale will be deemed involved where there is submitted to security holders a plan or agreement for a “reclassification of securities . . . which involves the substitution of a security for another security.”
     The preliminary note to Rule 145 indicates that a sale is involved “when there is submitted . . . a plan or agreement pursuant to which . . . holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” We do not believe that covenant modification with the approval of holders of a majority of the notes in the manner contemplated by the indentures would cause the notes, as amended, to be deemed reclassified for purposes of Rule 145(a)(1) (thus constituting a sale of the deemed new notes). Staff interpretations indicate that some substantive changes can be made to the terms of securities without being deemed to involve a sale of the amended securities. One example is a Staff interpretation regarding Rule 145(a)(2), which provides that mergers involve sales unless the sole purpose is to change an issuer’s domicile. In an interpretive release, the Staff stated that the reincorporation exception was

Larry Spirgel, Esq.
January 3, 2006

applicable although inclusion of a broader corporate purpose and authorization of a class of preferred stock were included in the charter and preemptive and cumulative voting rights were eliminated (See Release No. 33-5463, Illustration B). The authorization of preferred stock, which could result in issuance of shares that would rank senior to the outstanding common stock, has substantially greater potential negative impact to the holders of such common stock than the proposed amendments to the indentures would have on the US Unwired noteholders.
     In The Susquehanna Corporation (“Susquehanna”) (available June 29, 1979), Susquehanna proposed to solicit consents to effect amendments to an indenture governing convertible debentures. The indenture provided for amendment upon obtaining the consent of holders of not less than 66 2/3% of the principal amount outstanding. Susquehanna sought consent to amend a negative covenant to permit Susquehanna Corporation to pay dividends on, and repurchase, its common stock. Susquehanna believed that the consent solicitation would not fall within the purview of Sections 2(1) and 2(3) of the 1933 Act because the proposed amendments “would constitute merely a modification of contractual provisions contained in the [i]ndenture, made in accordance with procedures provided in the [i]ndenture.” Susquehanna took the position that the adverse consequences of such modification were insubstantial when measured against the improved position of the debenture holders, as the company’s financial position was significantly better at the time of the proposed indenture modifications than it had been at the time the debentures were originally issued. Moreover, Susquehanna noted that “the proposed [i]ndenture amendments would not affect the [c]orporation’s covenant . . . to maintain consolidated net working capital of at least $20,000,000.” The Division of Corporation Finance concurred with Susquehanna’s determination that its solicitation of consents would not implicate Sections 2(1) and 2(3) of the 1933 Act.
     We believe that the modification in Susquehanna had the potential to be substantially more detrimental to their noteholders than the modifications proposed to be made by US Unwired to its indentures. As a result of the modification in Susquehanna, monies could be diverted to pay dividends on and repurchase equity securities which were structurally subordinated to the notes. The amendments proposed by US Unwired do not allow any diminution in the value of the assets of US Unwired which are available to meet its obligations under the notes. It is unclear to what extent, if any, the Staff found persuasive that the net worth covenant was not being amended, although the Staff recited this fact in its response. In the US Unwired indentures, numerous covenants that preserve US Unwired’s net worth are not being amended, including, among others, the limitations on US Unwired’s ability to incur additional debt and to pay dividends or make other distributions to holders of its common stock, or repurchase or redeem any of its common stock. Lastly, while the requesting letter noted that Susquehanna’s financial position was significantly better than when the notes were originally issued, we do not believe this fact is significant since any issuer’s financial position is subject to further change. To the extent such factors are important, it appears that US Unwired’s acquisition by a parent that has substantially greater assets and liquidity was viewed as significant by the investment community, as illustrated by the fact that the notes were rated investment grade following the acquisition.

Larry Spirgel, Esq.
January 3, 2006

     In The Sheraton Corporation (“Sheraton”) (available November 24, 1978), Sheraton sought to solicit consents to proposed amendments to an indenture to permit the return of certain capital contributions (amounting to as much as $170,000,000) to Sheraton’s parent company. Sheraton had loaned such amounts to its parent and wished to convert such intercompany loans to be in the form of returns of capital, which were expressly prohibited under the indenture. The amendment required the consent of holders of not less than two-thirds of the outstanding debentures. Noting that the proposed amendments would “not alter the maturity of the [d]ebentures nor impair the obligations of the [c]ompany to pay the principal and interest on the debentures,” and would “be adopted in accordance with procedures provided in the [i]ndenture itself,” Sheraton took the position that the proposed amendments “represent[ed] a mere adjustment of contractual rights under the [i]ndenture” and thus, would not result in the creation of a new security under the 1933 Act. Sheraton noted it was “an entity which, even after the proposed . . . return of capital to its parent company, [would] in the opinion of management be financially substantially stronger than the one in which [the debenture holders] had originally invested” and had supplied financial information in response to the Staff’s request. The Division of Corporation Finance sanctioned Sheraton’s conclusion that its solicitation of consents would not implicate Sections 2(1) and 2(3) of the 1933 Act.
     We believe that the ability to return $170,000,000 of capital to a parent, thereby diminishing assets available to repay noteholders, had the potential to be more detrimental to Sheraton’s noteholders than the amendments proposed by US Unwired. Unlike Sheraton, in which the amendment would permit a distribution for which no consideration would be received, in the case of US Unwired, the proposed amendment does not relieve US Unwired of its obligation to receive fair value in consideration for the assets sold. As in the case of Susquehanna, the parent, as equity holder, was structurally subordinated to the note holders. Also, while information regarding Sheraton’s improved financial position was provided, it is unclear what impact this had on the Staff’s decision. In that regard, as discussed above, following the acquisition of US Unwired by Sprint Nextel, the notes obtained an investment grade rating.
     In J. Ray McDermott & Co., Inc. (“McDermott”) (available September 10, 1979), McDermott sought to amend the indentures governing debentures and notes to, among other things, increase significantly (more than three times) the amount of debt the company could incur and change the definition of “consolidated net tangible assets” to include goodwill. The amendments required approval of holders of at least 66 2/3% in aggregate principal amount of each class of the securities. McDermott noted that the proposed amendments would “not result in the creation, offer or sale of a new security, but [were] rather in the nature of an adjustment of contractual rights between the obligor and holders of existing securities” and that “while a financial covenant in the [i]ndentures [would] be modified . . . , no change [would] be made in the maturity date, redemption provisions or priority of the [d]ebentures or [n]otes.” The Division of Corporation Finance took a “no action “ position with regard to McDermott’s consent solicitation being effected without 1933 Act registration.

Larry Spirgel, Esq.
January 3, 2006

     We believe the ability to increase by more than three times the amount of debt that could be incurred posed a greater potential detriment to the McDermott noteholders than the amendments proposed by US Unwired since the available resources to service the McDermott noteholders would presumably also be available to the holders of this incremental debt.
     In NCNB Corporation (“NCNB”) (available March 11, 1982), NCNB proposed to solicit general waivers of certain covenants in indentures governing two classes of debentures. The proposed general waivers related to provisions in the indentures restricting the incurrence of debt and the issuance of subsidiary preferred stock, and limiting lease rentals. The waivers had to be granted by holders of a majority in aggregate principal amount of the outstanding securities. Noting that the proposed solicitation would involve only general waivers, “made in accordance with procedures provided in each of the [i]ndentures,” of a contractual right to demand compliance by NCNB with a covenant and would not constitute a change in the basic nature of the debentures, NCNB concluded that the proposed solicitation would not constitute a “sale” or “offer for sale” of a “security,” as those terms are defined in Section 2(1) and 2(3) of the 1933 Act. The Division of Corporation Finance took a “no action “ position with regard to NCNB’s conclusion that its solicitation of general waivers could be effected without 1933 Act registration.
     As noted above, the ability to incur additional debt appears to present a greater potential detriment to noteholders than the amendments proposed by US Unwired. Similarly, waiver of covenants regarding issuance of subsidiary preferred stock and limiting lease rentals appears to have the potential for diminution of assets and allowing increased expenditures, which would adversely affect the issuer’s ability to repay indebtedness under the notes.
     In the instant case, the amendments do nothing more than (a) modify the conditions under which US Unwired may enter into transactions with Sprint Nextel and its other subsidiaries, and (b) permit periodic financial information and other filings of a parent corporation, rather than those of US Unwired, to be provided to the indenture trustee and holders of the notes so long as the parent has guaranteed US Unwired’s payment obligations under the notes. The indentures provide that contractual provisions such as these may be amended with the consent of a majority of the noteholders. Moreover, as noted above, following the acquisition of US Unwired by Sprint Nextel, the notes were rated investment grade, which demonstrates the investment community’s view that the noteholders are in a better position now than they were at the time of their original investment in the notes. Based upon the Staff positions described above, the modification of these contractual provisions in the manner provided in the indentures does not appear to involve a sale of a new security and, thus, there is no need for the amendments to be effected pursuant to a registration statement or in compliance with an exemption from the 1933 Act.
     The Consent Solicitation, page 24
     The Proposed Amendments, page 24

Larry Spirgel, Esq.
January 3, 2006

2.	We note your response to prior comment seven. Please further clarify how your waiver of the consent requirement for either the 2010 notes or the 2012 notes would affect the issuance of the guarantee.
     ANSWER: We will revise the disclosure on page 24 to add the italicized words indicated below:
For example, if we receive consent to the proposed amendments from a majority in aggregate principal amount of the holders of the 2010 notes, but not the 2012 notes, we may choose to waive approval from holders of the 2012 notes and implement the proposed amendments in the 2010 indenture and issue our guarantee only with respect to the 2010 indenture and 2010 notes. Alternatively, if we receive consent to the proposed amendments from a majority in aggregate principal amount of the holders of the 2012 notes, but not the 2010 notes, we may choose to waive approval from holders of the 2010 notes and implement the proposed amendments in the 2012 indenture and issue our guarantee only with respect to the 2012 indenture and 2012 notes.
     Material United States Federal Income Tax Consequences, page 30
3.	We note your response to our prior comment ten as to why you do believe that a tax opinion is not required under Item 601(b)(8) of Regulation S-K. The analysis of whether a tax opinion is required is not based upon whether the tax consequences would be material in amount to a noteholder, but is based on whether a noteholder would consider the tax consequences to be material in making a decision to consent to the amendments to the indenture or accept the guarantee. Please provide further analysis of why you should not support your representations as to the tax consequences to note holders with a tax opinion. In the alternative, file a tax opinion and revise your disclosure accordingly.
ANSWER: In response to the Staff’s comment, we will include an opinion of Jones Day, counsel to Sprint Nextel, as Exhibit 8 to the registration statement, a copy of which is attached. We will also revise the disclosure on pages 30 and 31 to indicate that the discussion of tax consequences reflects the opinion of Jones Day.
4.	Please provide more details in your response letter as to how US Unwired would not be considered a significant subsidiary under Rule 1-02 of Regulation S-X.
ANSWER: US Unwired would not be considered a “significant subsidiary” under 1-02(w) of Regulation S-X because Sprint Nextel’s and its other subsidiaries’ investments in and advances to US Unwired constituted about 1.3 percent of the total assets of Sprint Nextel and its subsidiaries consolidated as of December 31, 2004, Sprint Nextel’s and its other subsidiaries’ proportionate

Larry Spirgel, Esq.
January 3, 2006

share of the total assets (after intercompany eliminations) of US Unwired was less than one percent of the total assets of Sprint Nextel and its subsidiaries consolidated as of December 31, 2004, and Sprint Nextel’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of US Unwired was about 6.6 percent of such income of Sprint Nextel and its subsidiaries as of December 31, 2004. Each of these percentages is less than the threshold percentage set forth in the three conditions specified in 1-02(w) of Regulation S-X.
     Please contact the undersigned at (404) 581-8255 in connection with questions or comments concerning the above responses. Thank you for your attention to this matter.

Very truly yours,

/s/ LISA A. STATER

Lisa A. Stater
Attachment

cc:	Leonard J. Kennedy, Esq.
Richard A. Montfort, Esq.

Attachment
[JONES DAY LETTERHEAD]
January __, 2006
Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia 20191
Ladies and Gentlemen:
     We have acted as counsel to Sprint Nextel Corporation (the “Company”) in connection with (i) the proposed issuance of the Company’s guarantees of the Series B First Priority Senior Secured Floating Rate Notes due 2010 and 10% Series B Second Priority Senior Secured Notes due 2012 (collectively, the “Notes”) of US Unwired Inc., a Louisiana corporation and subsidiary of the Company, pursuant to a Registration Statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”) and (ii) the solicitation of the approval of certain amendments to the indentures relating to the Notes.
     In connection with this opinion, we have reviewed and are relying upon the information in the Registration Statement, including the exhibits thereto, the related prospectus, and such other documents, records and instruments as we have deemed necessary or appropriate for purposes of this opinion. We have not made an independent investigation to determine the accuracy or completeness of such facts and representations, and our opinion is conditioned on the accuracy and completeness of such facts and representations.
     Based on and subject to the foregoing, we hereby confirm our opinion set forth in the discussion in the prospectus contained in the Registration Statement under the caption “United States Federal Income Tax Considerations,” insofar as such discussion constitutes statements of United States federal income tax or legal conclusions, and subject to the assumptions, limitations, and conditions set forth therein.
     Our opinion is based on the relevant provisions of the Internal Revenue Code of 1986, as amended, and on administrative interpretations, judicial decisions and regulations thereunder or pertaining thereto as in effect on the date of this letter. These authorities are subject to change, which could either be prospective or retroactive in nature, and we can provide no assurance as to the effect that any such change may have on the opinion that we have expressed above. We assume no obligation to inform you of any such change.
     We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the Registration Statement and to the reference to this firm in the prospectus constituting part of the Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under

Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,